Exhibit 10.2

June 8, 2012

Mr. James C. Morgan

(Home address redacted)

Re:	Severance Benefit/Protection Agreement

Dear James:

In consideration of your agreement to assume the duties and responsibilities of the Chief Financial Officer of ICF International, Inc. and its affiliates (collectively, the “Company”) effective July 16, 2012, the Company hereby offers you the severance protection set forth below in this letter agreement (the “Agreement”). The Company intends that the terms of this Agreement shall comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), as well as the regulations and guidance issued thereunder (collectively, “Section 409A”) and shall be construed consistently with such intent. This Agreement will remain in effect through June 30, 2016. On and after July 1, 2016, and each anniversary of such date thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than October 1 of the prior year, the Company or you shall have given notice not to extend the term of this Agreement.

A.	Involuntary Termination of Employment Prior to a Change in Control

In the event that the Company involuntarily terminates your employment for any reason other than Cause (as defined in Section 2.8 of the Company’s 2010 Omnibus Incentive Plan) and such termination constitutes a Separation from Service for purposes of Section 409A , you will be entitled to receive the following benefits in exchange for your agreement to abide by the conditions described herein. For the avoidance of doubt, involuntary termination by the Company does not include termination of employment due to death, disability, or retirement. You will continue to receive your compensation and benefits through the effective date of termination. Your severance provisions are effective post termination date and are described below:

1.

You will receive 9 months of severance calculated based on (i) your current base salary and (ii) the annual bonus payment you received in the prior 12 months. (Note: Should termination occur prior to the payment of your guaranteed bonus of $270,000 in March 2013, your severance will be calculated only upon your base salary of $450,000). Severance is paid in bi-weekly equal installments in accordance with the Company’s scheduled pay dates. Your right to receive severance is expressly conditioned upon, and the Company will be obligated to provide you with such severance only upon our receipt of, an executed Separation Agreement and Release of Claims (the “Release”) outlined in

Section 5 below. Such Release must be executed by you and returned within twenty-one (21) days after your Separation from Service, and payments to you of severance shall commence within forty-five (45) days after your Separation from Service; provided that if such forty-five (45) day period begins in one calendar year and ends in another calendar year, payment of such severance shall not commence until the second calendar year.

2.	Each payment of your severance benefits shall be deemed to be a separate payment for purposes of applying the provisions of Section 409A. In addition, if you are a specified employee (within the meaning of Section 409A and the Company’s Specified Employee Identification Policy) on the date of your Separation from Service, notwithstanding any other provision of this Agreement to the contrary, in the event that any severance benefit payment, which when aggregated with all other severance benefit payments previously made to you, would exceed the amount permitted to be paid pursuant to Treas. Reg. §1.409A-1(b)(9)(iii)(A), such payment shall not be made prior to the date that is the earliest of (i) six months after your Separation from Service date; (ii) your death; or (iii) such other date that will cause such payment to you not to be subject to any additional tax imposed pursuant to the provisions of Section 409A. In the event of your death, any unpaid severance benefits shall be paid to your designated beneficiary.

3.	You have the option to continue your health insurance coverage under the Federal COBRA law at the full cost of the premium plus a two percent administration fee. If you elect COBRA, the Company will (solely to the extent such payments are nondiscriminatory and /or will not result in a penalty to the Company under Code Section 4980D), until the earlier of the 9 month anniversary of your termination date or the date you cease to be eligible for COBRA , pay a portion of your monthly COBRA premium equal to the monthly employer portion of your Company group health plan premiums for the month preceding your involuntary termination date. After that time, you will be responsible for the full cost of the premiums.

4.	You will be eligible to participate in a 6-month executive career transition service offered by Lee Hecht Harrison, provided you enroll with such provider for their services within 3 months of your Separation from Service date.

5.	Your entitlement to the provisions above are subject to: (a) your entering into a Separation Agreement and Release of Claims and (b) your compliance with the terms of other agreements between you and the Company that have post-employment conditions (agreements include. but are not limited to, the Company’s Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement).

B.	Change of Control:

In the event the Company is acquired and such acquisition constitutes a Change of Control as such term is defined in the 2010 Omnibus Incentive Plan and if, within the first 12 months of ownership by the new entity, there is, without your written consent, (i) a material reduction of the nature and scope of the authorities, powers, functions or duties assigned to you immediately prior to the Change of Control; (ii) a material reduction in the compensation you were eligible to receive (including applicable bonus plans) immediately prior to the Change of Control; or (iii) the Company relocates your primary office and work location 50 miles or more away from your primary office and work location immediately prior to the Change of Control, then, upon termination by you during such 12-month period for any of the foregoing (i)-(iii) reasons, you will be entitled to receive the severance provisions and equity vesting rights described in this Agreement in exchange for your agreement to abide by the conditions described herein. You will continue to receive your compensation and benefits through the effective date of termination. Your severance provisions are effective post termination date (the “Separation from Service date”) and are described below:

1.	You will be paid in a lump sum basis a prorated share of our current year’s bonus target. Such bonus will be paid to you in a lump sum within 90 days after your Separation from Service date; provided that you have executed and returned the separation agreement and the release of claims and the statutory period has expired during which you are entitled to revoke the release of claims before such 90th day; and, provided further, that if the 90-day period begins in one calendar year and ends in a second calendar year, payment will always be made in the second calendar year.

2.	You will receive 12 months of severance calculated based on your current base salary, plus the annual bonus/incentive payment you received in the prior 12 months. Severance is paid in bi-weekly equal installments in accordance with the Company’s scheduled pay dates, commencing with the Company’s first scheduled pay date that occurs at least ten (10) days after your Separation from Service date.

3.	Each payment of your severance benefits shall be deemed to be a separate payment for purposes of applying the provisions of Section 409A. In addition, if you are a specified employee (within the meaning of Section 409A and the Company’s Specified Employee Identification Policy) on the date of your Separation from Service, notwithstanding any other provision of this Agreement to the contrary, in the event that any severance benefit payment, which when aggregated with all other severance benefit payments previously made to you, would exceed the amount permitted to be paid pursuant to Treas. Reg. §1.409A-1(b)(9)(iii)(A), such payment shall not be made prior to the date that is the earliest of (i) six months after your Separation from Service date; (ii) your death; or (iii) such other date that will cause such payment to you not to be subject to any additional tax imposed pursuant to the provisions of Section 409A. In the event of your death, any unpaid severance benefits shall be paid to your designated beneficiary.

4.	You have the option to continue your health insurance coverage under the Federal COBRA law at the full cost of the premium plus a two percent administration fee. If you elect COBRA, the Company will (solely to the extent such payments are nondiscriminatory and/or will not result in a penalty to the Company under Code Section 4980D), until the earlier of the 12-month anniversary of your termination date or the date you cease to be eligible for COBRA, pay a portion of your monthly COBRA premium equal to the monthly employer portion of your Company group health plan premiums for the month preceding your involuntary termination date. After that time, you will be responsible for the full cost of the premiums.

5.	You will be eligible to participate in a 6-month executive career transition service offered by Lee Hecht Harrison, provided you enroll with such provider for their services within 3 months of your Separation from Service date.

6.	In the event of a Change of Control, the period of restriction imposed on the RSUs (Restricted Stock Units) and NQSOs (Non-Qualified Stock Options) shall immediately lapse and the awards will vest, notwithstanding any provisions to the contrary in Article 17 of the 2010 Omnibus Incentive Plan (the “Plan”). Payout of all vested RSUs shall be made in a lump sum in cash based on their Fair Market Value (as such term is defined in the Plan) and shall occur at the time of the Change of Control or as soon as administratively feasible following the Change of Control but in no event later than three (3) days after the effective date of the Change of Control. Vested NQSOs will either be (1) cancelled and replaced with a Replacement Award (as such term is defined in the Plan) or (2) cancelled in exchange for a lump sum cash payment based on the Fair Market Value of the option, which payment shall occur at the time of the Change of Control or as soon as administratively feasible following the Change of Control but in no event later than three (3) days after the effective date of the Change of Control. Determination of whether an NQSO will be replaced with a Replacement Award or cancelled in exchange for a cash payment will be made by the ICF Compensation Committee at such time. (Note: Please review the attached agreements for a full understanding of the rules surrounding your RSUs and NQSOs.)

Excise Tax Adjustments.

1.	In the event you become entitled to severance benefits under this Section B and the Company determines that the benefits provided in this Section B (with the severance benefits, the “Total Payments”) will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any similar tax that may hereafter be imposed, the Company shall compute the “Net After-Tax Amount,” and the “Reduced Amount,” and shall adjust the Total Payments as described below. The Net After-Tax Amount shall mean the present value of all amounts payable to you hereunder, net of all federal income, excise and employment taxes imposed on you by reason of such payments. The Reduced Amount shall mean the largest aggregate amount of the Total Payments that, if paid to you, would result in you receiving a Net After-Tax Amount that is equal to or greater than the Net After-Tax Amount that you would have received if the Total Payments had been made. If the Company determines that there is a Reduced Amount, the Total Payments will be reduced to the Reduced Amount. Such reduction shall be made by the Company with respect to benefits in the order and in the amounts suggested by the Tax Counsel (as defined below) taking into account the costs or administrative burdens of the Company. As a rule, reduction shall occur in the following order: (i) reduction of cash payments; (ii) cancellation of accelerated vesting of stock awards; and (iii) reduction of employee benefits. If acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards.

2.	For purposes of determining whether the Total Payments will be subject to the Excise Tax and the amounts of such Excise Tax and for purposes of determining the Reduced Amount and the Net After-Tax Amount:

a)

Any other payments or benefits received or to be received by you in connection with a Change in Control or your Separation of Service (whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company, or with any persons whose actions result in a Change in Control or any person affiliated with the Company or such persons) shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless, in the opinion of a tax advisor selected by the Company and reasonably acceptable to you (“Tax Counsel”), such other payments or benefits (in whole or in part) should be treated by the courts as representing reasonable compensation for services actually rendered (within the meaning of Section 280G(b)(4)(B) of the Code), or otherwise not subject to the Excise Tax.

b)	The amount of the Total Payments that shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code (after applying subparagraph (i) above).

c)	In the event that you dispute any calculation or determination made by the Company, the matter shall be determined by Tax Counsel. All fees and expenses of Tax Counsel shall be borne solely by the Company; provided that, as required by Section 409A, the Company shall bear such costs, to the extent necessary, during a period of time no longer than ten years following a Change in Control.

d)	You shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Total Payments or Reduced Amount is to be made, and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence on the effective date of employment, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes, taking into account the reduction in itemized deduction under Section 68 of the Code.

Compliance with Section 409A

Except as permitted under Section 409A, no acceleration of the time or form of payment of deferred compensation under this Agreement shall be permitted. Notwithstanding any other provision in this Agreement to the contrary, if and to the extent that Section 409A is deemed to apply to the Agreement, it is the intention of the parties that the Agreement shall comply with Section 409A, and the Agreement, to the extent practicable, shall be construed in accordance therewith. To the extent any payments or benefits hereunder are subject to the provisions of Section 409A, then in compliance with Section 409A and notwithstanding any other provision hereof or of the Company’s plans, contracts, or other arrangements in effect from time to time (i) the amount of expenses eligible for reimbursement and the provision of in-kind benefits during any calendar year shall not affect the amount of expenses eligible for reimbursement or the provision of in-kind benefits in any other calendar year; (ii) the reimbursement of an eligible expense shall be made on or before December 31 of the calendar year following the calendar year in which such expense was incurred; (iii) the right to reimbursement or the right to in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (iv) to the extent that any expense reimbursements and/or benefits under this Agreement constitute “nonqualified deferred compensation” subject to Section 409A and you are a “specified employee” within the meaning of Section 409A (as defined above), you shall pay the total costs of such expenses and benefits for the 6-month period following the date of your Separation from Service, and the Company shall reimburse you for such costs in a lump sum in the Company’s first payroll after the expiration of such 6-month period. Without in any way limiting the effect of the foregoing, in the event that the provisions of Section 409A require any special terms, provisions or conditions be included in the Agreement, then such terms, provisions, and conditions, to the extent practicable, shall be deemed to be made a part of the Agreement. Notwithstanding the foregoing, the parties agree that the Company, any Affiliate, the Board of Directors of the Company or their designees or agents shall not be liable for any taxes, penalties, interest or other monetary amount that may be owed by you as a result of any deferral of payments under the Agreement or as a result of the administration of amounts subject to the Agreement.

Covenants

In order to be eligible to receive any severance benefits under this Agreement, during the 12-month period following any Separation from Service, you hereby covenant and agree:

1.	Your compliance with the terms of other agreements between you and the Company that have post-employment conditions (agreements include. but are not limited to, the Company’s Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement);

2.	that you will acquire and have knowledge of confidential and proprietary information concerning the current salary, benefits, skills, and capabilities of Company employees and that it would be improper for you to use such Company proprietary information in any manner adverse to the Company’s interests;

3.	you will not recruit or solicit for employment, directly or indirectly, any employee of the Company during such 12-month period;

4.	except for the benefit of the Company, in any way, directly or indirectly, through affiliates, subsidiaries, employees or agents or otherwise, not to manage, direct, operate, control, to be employed by, associated with, or engage in, or participate in any of the foregoing or otherwise advise or assist in any way or be connected with or directly or indirectly own as partner, proprietor, advisor or consultant to any enterprise, entity or business which competes with the Company’s business; or hold more than 3% ownership, interest in or right with respect to any enterprise, entity or business which competes with the Company’s business; and

5.	that the non-compete provisions of this Agreement are reasonable in scope and duration and that you possesses sufficient skills such that you could be gainfully employed post termination from the Company without violating such provisions. If, in any judicial proceeding, a court refuses to enforce any of the covenants set forth in this letter (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this letter to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Agreement are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

Your entitlement to the benefits set forth in this Agreement is also subject to your execution of a Release as outlined in Section A.5 above. If you desire to accept the provisions set forth herein, please sign and date where indicated below, whereupon this letter will become an agreement between you and the Company. As to the matters expressly dealt with herein, when accepted by you this letter agreement will supersede the Company’s general severance policies as in effect from time to time as otherwise applicable to you.

Very truly yours,

ICF INTERNATIONAL, INC.

By:	/s/ Candice D. Mendenhall
Candice D. Mendenhall
Title:	SVP, Human Resources

ACCEPTED AND AGREED:

By:	/s/ James C. Morgan
James C. Morgan

Date:	June 8, 2012